EXHIBIT 4.34

FIRST AMENDMENT

TO

THE STANDARDIZATION OF BACK-IN RIGHTS AGREEMENT

This First Amendment to Standardization of Back-In Rights Agreement (“Amendment”) is made effective as of the 12th day of June, 2009 (the “Effective Date”), by and between Kennecott Exploration Company, a Delaware corporation with offices at 224 North 2200 West, Salt Lake City, UT 84116 (“Kennecott”), and Geoinformatics Exploration Inc., a Yukon corporation with offices at 80 Richmond Street West, Suite 303, Toronto, Ontario, M5H 2A4 Canada (“GEXCO”).

RECITALS

A.

Kennecott and GEXCO entered into that certain Master Strategic Alliance Agreement with an effective date of March 1, 2006 (the “MSAA”) and that certain Standardization of Back-In Rights Agreement dated as of November 4, 2005 (the “SOBIR”) under which the Parties formed Strategic Alliances for the investigation, exploration and possible development of geologic targets in various Regions (as those terms are defined in the MSAA).

B.

The MSAA was amended by Partial Termination Agreement made effective as of May 15, 2009, as amended by First Amendment to Partial Termination Agreement made effective as of May 15, 2009 (collectively, “Partial Termination Agreement”).

C.

Pursuant to the MSAA, Kennecott transferred to GEXCO certain Targets of Merit, including the Whistler Project.  Due to the scale and presence of multiple exploration targets, in accepting the Whistler Project as a Target of Merit GEXCO had to commit to obligations specific to the Whistler Project beyond the requirements set forth in the MSAA.  The Whistler Project is an Identified Target as listed in Exhibit A and depicted in Exhibit A-1 to the Partial Termination Agreement.

D.

Due to the Whistler Project’s geographic size which contains multiple and distinct mineralization targets, the Parties have decided to amend the provisions of Section 4.2 of the SOBIR with regard to this project.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1.

Definitions.  Unless otherwise defined in this Amendment, all capitalized terms used in this Amendment will have the meaning assigned in the MSAA, SOBIR, and the Partial Termination Agreement.

2.

Representations and Warranties.  As of the Effective Date of this Amendment, Kennecott represents and warrants to GEXCO:

(a)

Incorporation.  Kennecott is a corporation duly incorporated, validly existing, and in good standing in the state of Delaware and is duly qualified and in good standing to do business as a foreign corporation in the state of Utah;

(b)

Power and Authority.  Kennecott has the corporate power and authority and has taken all necessary corporate action, to authorize the execution and delivery of this Amendment and to undertake the performance of its respective obligations hereunder and Kennecott has the authority to act on behalf of its affiliates with respect to this Amendment;

(c)

Enforceability.  This Amendment (i) has been executed and delivered by Kennecott and constitutes a valid and binding obligation enforceable against Kennecott in accordance with its terms (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors’ rights and to the availability of equitable remedies), (ii) will not result in any violation of, or any default under, any other agreement to which Kennecott is a party or by which Kennecott or its properties are bound or affected and (iii) no third party agreements or consents are required with respect to agreement to the matters contained in this Amendment; and

(d)

Claims; Suits.  To the knowledge of senior officers of Kennecott, there currently are no claims, suits, actions or proceedings pending or threatened that would materially and adversely affect Kennecott’s ability to perform its obligations under this Amendment.

3.

Representations and Warranties.  As of the Effective Date of this Amendment, GEXCO represents and warrants to Kennecott:

(a)

Incorporation.  GEXCO is a corporation duly continued and validly existing under the laws of the Yukon, Canada, and in good standing in all material respects in each jurisdiction in which the nature of its current business makes any such qualification necessary;

(b)

Power and Authority.  GEXCO has the corporate power and authority and has taken all necessary corporate action, to authorize the execution and delivery of this Amendment and to undertake the performance by it of its respective obligations hereunder and GEXCO has the authority to act on behalf of its affiliates with respect to this Amendment;

(c)

Enforceability.  This Amendment (i) has been executed and delivered by GEXCO and constitutes a valid and binding obligation enforceable against GEXCO in accordance with its terms (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors’ rights and to the availability of equitable remedies), (ii) will not result in any violation of, or any default under, any other agreement to which GEXCO is a party or by which GEXCO or its properties are bound or affected and (iii) no third party agreements or consents are required with respect to agreement to the matters contained in this Amendment; and

(d)

Claims; Suits.  To its knowledge, there currently are no claims, suits, actions or proceedings pending or threatened that would materially and adversely affect its ability to perform its obligations under this Amendment.

4.

Exercise of Back-In Rights.  Section 4.2 of the SOBIR is deleted in its entirety and replaced with the following as it relates to the Whistler Project only, otherwise Section 4.2 of the SOBIR remains in full force and effect and continues to govern all other Identified Targets:

4.2.1

Time and Manner of Exercise.  With respect to the Whistler Project, Kennecott may exercise its Back-In Rights at any time but, in any event, no later than the end of the periods established in Section 4.2.5 below with respect to that project.

4.2.2

Formation and Responsibilities of the Technical Committee.  The Parties agree to form a technical committee (the “Committee”) which will be charged with technical oversight and decision-making authority for the geophysical and drilling activities to be carried out by GEXCO on the Whistler Project (the “Program”) as defined in Section 4.2.3 and as set forth in Exhibit A, attached hereto and incorporated by reference.

4.2.2.1   The Committee will consist of two representatives designated by each Party within 30 days of the Effective Date.  Each Party may replace either of its representatives at any time upon notice to the other Party.  Each representative will have a background in geology, geophysics or another appropriate technical discipline or experience suitable to provide informed input to the Committee with respect to the activities contemplated by this Amendment.

4.2.2.2  The Committee will meet regularly upon the request of either Party at mutually convenient locations but in no case will the Committee meet less than once per calendar quarter.  Upon agreement by both Parties, the Committee may meet by conference call.

4.2.2.3  The Committee will determine the details to be implemented by GEXCO in carrying out the geophysics and drilling programs described in Section 4.2.3 below.  The representatives of either Party may suggest modifications, additions or deletions to the Program at any time, provided that such modifications, additions or deletions are generally consistent with the overall scope of the Program as determined by the Committee in its sole discretion.  In the case of a disagreement with respect to proposed modifications, additions or deletions to the Program, Kennecott will have the deciding vote.

4.2.2.4  GEXCO will at all times keep the Committee reasonably informed about the Program and its execution of same and will promptly advise the Committee of technical or other difficulties encountered in carrying out the Program. At all times GEXCO will make available to the Committee full access to all data and information obtained by GEXCO in carrying out the Program, together with such other information related to the Whistler Project that is then in GEXCO’s possession and will provide the Committee full access to all sites where GEXCO is conducting operations.

4.2.3

Design of the Program.  The Program will have two components: a geophysics program and a drilling program.

4.2.3.1   The geophysics program will consist of a geophysical survey of 341 line kilometers on the grids as illustrated in Exhibit A.  If, prior to or during implementation of such survey, either Party determines that certain aspects of the survey should not be completed because of concerns about terrain, safety or any other issue, or either Party believes that survey results might be improved by an alteration in the design of the program, either Party may propose a modification of the survey to the Committee.  The Committee, acting expeditiously, may decide what modification to the survey, if any, should be adopted by the Committee, provided that GEXCO will not be obligated to undertake any modification that GEXCO believes, in its reasonable discretion, creates an unusual threat to life, limb or property.  If the geophysical survey is modified, any of the line kilometers deleted as a result of such modification may be redeployed elsewhere on the Project or deleted from the survey, as determined by the Committee in its sole discretion.

4.2.3.2  The drilling program will consist of an overall program or one or more subprograms that will be designed by the Committee to test drill targets on the Whistler Project.  The drilling program may be developed by the Committee with respect to a target following completion of any portion of the geophysics survey where the Committee determines that adequate information (either taken alone or coupled with prior geological, geochemical, geophysical, drilling or other work) has been developed to warrant a drilling program.  The drilling program (or subprograms taken together) will require GEXCO to both: (a) drill a minimum of 20 holes, each of which will be drilled to a minimum depth of 200 meters; and (b) a total drilling requirement of no less than 7000 meters; provided that any hole drilled to a depth of less than 200 meters will not be included in requirements of (a) or (b) above without the express approval of the Committee, and provided further that the Committee shall have sole discretion in determining the allocation of holes to, and the number of, the targets selected by the Committee for drilling.

4.2.4

Cost of the Program.  GEXCO will bear all costs and expenses associated with the Program.  Each Party will be responsible for its own costs and expenses related to participation on the Committee, which costs and expenses will not be included in determining the Total Program Cost (as defined below).

4.2.5

Delivery of Program Results.  GEXCO will promptly notify Kennecott upon completion of the Program and within a reasonable period of time will deliver to Kennecott a detailed summary of the results of the Program and all data developed by GEXCO from the Program, along with a report in reasonable detail showing the total costs incurred by GEXCO in carrying out the Program (together, the “Program Report”).  Within 30 days from the date of Kennecott’s receipt of the Program Report, Kennecott will give to GEXCO notice of Kennecott’s election to undertake a Supplemental Program as described in Section 4.5.2.3 below or notice of Kennecott belief that the Program did not meet certain criteria set forth in Section 4.2.3 as described in Section 4.5.2.4.  If Kennecott does not so notify GEXCO, within 90 days from the date of Kennecott’s receipt of the Program Report, Kennecott will give to GEXCO notice of Kennecott’s election to undertake one of the actions described in Section 4.2.5.1 or 4.2.5.2 below.  Absent such notice, the Back-In Rights of Kennecott with respect to the Whistler Project shall cease and Kennecott’s interest in the Whistler Project shall be limited to the Royalty described in Section 4.8 below.  Kennecott’s elections are as follows:

4.2.5.1

 Kennecott may elect to accept the Program Report and exercise its Back-In Rights;

4.2.5.2

  Kennecott may elect to accept the Program Report and decline its Back-In Rights (in which case Kennecott’s interest in such Back-In Project shall be limited to the Royalty described in Section 4.8 below);

4.2.5.3

Kennecott may elect to conditionally accept the Program Report subject to Kennecott undertaking, at Kennecott’s sole risk and cost, a defined supplemental additional exploration program (the “Supplemental Program”) to more fully develop such Program Report.  The Supplemental Program shall consist of additional drilling and related work on the Whistler Project of a limited duration, which is not to exceed a period of 180 days, measured from the start of the next full field season (e.g., June 1) following the date notice of such conditional acceptance is given.  All information derived from such Supplemental Program shall be included in the Program Report and shall be made available to GEXCO.  Within 30 days after receiving the final assay results from the work performed in the Supplemental Program (whether such date is before or after such 180 day period), Kennecott shall advise GEXCO whether or not Kennecott elects to exercise its Back-In Rights, and the failure to so elect shall be deemed to be an election not to exercise such Back-In Rights in the Whistler Project.

4.2.5.4

Kennecott may elect to advise GEXCO that Kennecott believes that the Program as carried out by GEXCO does not meet the criteria set forth in Section 4.2.3 and, in such case, Kennecott will describe such deficiencies.  If Kennecott advises GEXCO that it believes that such criteria have not been met, GEXCO will have 15 days to demonstrate that such criteria have been met.  If GEXCO cannot demonstrate, to Kennecott’s reasonable satisfaction, that such criteria have been met, the Program Report shall be deemed not to have been properly delivered and the foregoing 180 day period to conduct a Supplemental Program shall not commence until the start of the next full field season (e.g., June 1) following the date such deficiencies have been cured and a Program Report that meets such requirements has been delivered to Kennecott.  For purposes of clarity, the rights of GEXCO to continue Exploration on the Whistler Project and the Back-In Rights and Royalty Rights of Kennecott with respect to the same, shall continue until the same are otherwise terminated pursuant to this Section 4.2.5.

4.2.6

Back-In Notice.  If Kennecott elects to exercise its Back-In Rights, such exercise shall be made by Kennecott giving written notice (the “Back-In Notice”) to GEXCO, that it is exercising its Back-In Rights with respect to the Whistler Project.

4.2.7

Payment of Holding Costs.  From the date that the Program Report is delivered to Kennecott until the Back-In Payment is made, Kennecott shall advance all Holding Costs pertaining to the Whistler Project, and shall deduct forty-nine percent (49%) of the same from the Back-In Payment, when made.

5.

 Earn In Requirements.  All references in Section 4.3 to a “Positive OMS” are replaced with “Program Report.”  In addition, the first paragraph of Section 4.3.1.3 is modified to read:

4.3.1.3  Amount of Back-In Payment.  Subject to adjustment in case of a transfer to Holders as provided below, (i) if Kennecott has not undertaken a Supplemental Program on the Whistler Project, the Back-In Payment shall be an amount equal to two times the amount of the Qualified Expenditures actually incurred by GEXCO with respect to the Whistler Project (the “Back-In Payment”) prior to the date of the Back-In Notice or (ii) if Kennecott has undertaken a Supplemental Program on the Whistler Project, the Back-In Payment shall be an amount equal to two times the amount of the Qualified Expenditures actually incurred by GEXCO with respect to the Whistler Project (the “Back-In Payment”) prior to the date of the Back-In Notice reduced by an amount equal to the cost incurred by Kennecott in carrying out such program, not to exceed 6% of the Back-In Payment and, in either case, as reduced by amounts spent by Kennecott pursuant to Section 4.2.7.  Provided, however, if GEXCO has transferred all or any part of its Working Interest to any Holder, and thus all or any part of the Back-In Payment is to be made to such Holder, in lieu of the amount in the preceding sentence, the Back-In Payment shall be made as follows:

6.

Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.  The Parties agree that signatures transmitted by facsimile transmission or pdf file shall constitute original signatures and that a copy of this Amendment transmitted by facsimile or pdf file and containing the signatures (original or transmitted) of both Parties shall be binding.

7.

Inurement.  This Amendment shall be binding upon, and inure to the benefit of, the Parties and their respective Permitted Transferees.

8.

Entire Agreement.  This Amendment, including its exhibit, the MSAA, the Partial Termination Agreement, as amended, and the SOBIR constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral.

9.

Governing Law.  This Amendment shall be governed by the laws of the state of Utah.

10.

Ratification.  Except as expressly set out in this Amendment, no provision of the MSAA, the Partial Termination Agreement, as amended, or the SOBIR is revoked or amended.  The MSAA, the Partial Termination Agreement, as amended, and the SOBIR, as altered by this Amendment, are ratified and confirmed by the Parties and remains in full force and effect.

11.

Conflicts.  In the event of a conflict between the language of Exhibit A and the language in this Amendment, the language in this Amendment shall control.

The Parties have duly executed this Amendment as of the day and year first written above.

Kennecott Exploration Company	Geoinformatics Exploration Inc.
By: “J. Quigley”	By: “D. Holden”
Print Name: Justin J. Quigley	Print Name: Darren Holden
Title: Vice President - Commercial	Title: Chief Operating Officer